Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
February 8, 2018
PRICING SUPPLEMENT
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
ETF Underlying Supplement dated March 5, 2015)



HSBC USA Inc.

Autocallable Contingent Income Barrier Notes

$3,083,000 Autocallable Contingent Income Barrier Notes Linked to the Least Performing of the iShares U.S. Home Construction ETF and the SPDR® Oil & Gas Exploration & Production ETF

► Quarterly contingent coupon payments at a rate of 2.525% (equivalent to 10.10% per annum), payable if the closing price of each Underlying on the applicable coupon observation date is greater than or equal to 70% of its initial price

► Callable quarterly at the principal amount plus the applicable contingent coupon on or after February 13, 2019 if the closing price of each Underlying is at or above its initial price

► If the Notes are not called and the Least Performing Underlying declines by more than 30.00%, there is full exposure to declines in the Least Performing Underlying, and you will lose all or a portion of your principal amount

► Approximately 3 years maturity

► All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Contingent Income Barrier Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-19 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is $944.00 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000.00	$20.00	$980.00
Total	$3,083,000.00	$61,660.00	$3,021,340.00

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.00% and structuring fees of 0.25% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-19 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



HSBC USA Inc.
Autocallable Contingent Income Barrier Notes



This pricing supplement relates to a single offering of Autocallable Contingent Income Barrier Notes. The Notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the iShares U.S. Home Construction ETF and the SPDR® Oil & Gas Exploration & Production ETF. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

Issuer: HSBC USA Inc.

Principal Amount: $1,000 per Note

Reference Asset: The iShares U.S. Home Construction ETF (NYSE symbol: ITB) and the SPDR® Oil & Gas Exploration & Production ETF (NYSE symbol: XOP) (each an "Underlying" and together the "Underlyings")

Trade Date: February 8, 2018

Pricing Date: February 8, 2018

Original Issue Date: February 14, 2018

Final Valuation Date: February 10, 2021, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.

Maturity Date: February 16, 2021. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.

Call Feature: If the Official Closing Price of each Underlying is at or above its Initial Price on any Call Observation Date on or after February 13, 2019, up to and including February 10, 2021, the Notes will be automatically called, and you will receive the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.

Call Observation Dates: February 13, 2019, May 13, 2019, August 13, 2019, November 13, 2019, February 12, 2020, May 13, 2020, August 12, 2020, November 10, 2020 and the Final Valuation Date, each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.

Call Payment Dates: February 19, 2019, May 16, 2019, August 16, 2019, November 18, 2019, February 18, 2020, May 18, 2020, August 17, 2020, November 16, 2020 and the Maturity Date, each subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.

Coupon Observation Dates: May 11, 2018, August 13, 2018, November 13, 2018, February 13, 2019, May 13, 2019, August 13, 2019, November 13, 2019, February 12, 2020, May 13, 2020, August 12, 2020, November 10, 2020 and the Final Valuation Date, each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.

Coupon Payment Dates: May 16, 2018, August 16, 2018, November 16, 2018, February 19, 2019, May 16, 2019, August 16, 2019, November 18, 2019, February 18, 2020, May 18, 2020, August 17, 2020, November 16, 2020 and the Maturity Date, each subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.

Contingent Coupon Rate: 2.525% per quarter (equivalent to 10.10% per annum)

Contingent Coupon:	***If the Official Closing Price of each of the Underlyings is greater than or equal to its Coupon Trigger on a Coupon Observation Date,*** you will receive the relevant Contingent Coupon on the applicable Coupon Payment Date.
	If the Official Closing Price of either Underlying is less than its Coupon Trigger on a Coupon Observation Date, the Contingent Coupon applicable to such Coupon Observation Date will not be payable and we will not make any payment to you on the relevant Coupon Payment Date.
	You may not receive any Contingent Coupons over the term of the Notes.
Coupon Trigger:	$27.53 with respect to the ITB and $22.67 with respect to the XOP, each of which is 70% of its Initial Price (rounded to two decimal places).
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.
Final Settlement Value:	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:
	■ **If the Reference Return of each Underlying is greater than or equal to -30.00%:**
	$1,000 + final Contingent Coupon.
	■ **If the Reference Return of either Underlying is less than -30.00%:**
	$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).
	If the Notes are not automatically called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will lose up to 100% of the Principal Amount. ***Even with any Contingent Coupons, your return on the Notes will be negative.***
Least Performing Underlying:	The Underlying with the lowest Reference Return.
Barrier Price:	$27.53 with respect to the ITB and $22.67 with respect to the XOP, each of which is 70% of its Initial Price (rounded to two decimal places).
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:
	$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Initial Price:	$39.33 with respect to the ITB and $32.38 with respect to the XOP, each of which was its Official Closing Price on the Pricing Date.
Final Price:	With respect to each Underlying, its Official Closing Price on the Final Valuation Date.
Official Closing Price:	With respect to each Underlying, its closing price on any scheduled trading day as determined by the calculation agent based upon the value displayed on the relevant Bloomberg Professional® service page (with respect to ITB, "ITB UP <EQUITY>" and with respect to XOP, "XOP UP <EQUITY>") or, for each Underlying, any successor page on the Bloomberg Professional® service or any successor service, as applicable, subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.
CUSIP/ISIN:	40435FTK3 / US40435FTK39
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This pricing supplement relates to the offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any of the Underlyings or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this pricing supplement, beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

- The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

- The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Price of each of the Underlyings is at or above its Initial Price on any Call Observation Date. If the Notes are automatically called, investors will receive on the corresponding Call Payment Date, a cash payment equal to 100% of the Principal Amount, together with the applicable Contingent Coupon.

Contingent Coupon

We will pay a quarterly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Price of each Underlying on the applicable Coupon Observation Date is greater than or equal to its Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the Notes, please see the section entitled "Description of Notes—Recipients of Interest Payments" on page S-12 in the accompanying prospectus supplement. The Contingent Coupon Rate is 10.10% per annum ($25.25 per $1,000 in Principal Amount per quarter, if payable)

Payment at Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value determined as follows:

■ **If the Reference Return of each Underlying is greater than or equal to -30.00%**:

 $1,000 + final Contingent Coupon

■ **If the Reference Return of either Underlying is less than -30.00%**:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).

If the Notes are not automatically called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will lose up to 100% of the Principal Amount. Even with any Contingent Coupons, your return on the Notes will be negative.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Issuers

With respect to the ITB, Blackrock Funds Advisors ("BFA") is the Reference Issuer and with respect to the XOP, SSgA Funds Management, Inc. ("SSgA") is the Reference Issuer.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

- You believe that the Official Closing Price of each Underlying will be at or above its Coupon Trigger on most or all of the Coupon Observation Dates, and the Final Price of the Least Performing Underlying will be at or above its Barrier Price.

- You are willing to accept that the quarterly Contingent Coupon at a rate of 10.10% per annum is contingent and is payable only if the Official Closing Price of each Underlying is greater than or equal to its Coupon Trigger on the applicable Coupon Observation Date.

- You do not seek an investment that provides an opportunity to participate in the appreciation the Underlyings.

- You are willing to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not automatically called and the Reference Return of the Least Performing Underlying is less than -30%.

- You are willing to lose up to 100% of the Principal Amount.

- You are willing to hold the Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Initial Price, or you are otherwise willing to hold the Notes to maturity.

- You are willing to forgo guaranteed interest payments on the Notes, and dividends or other distributions paid on the Underlyings or the securities held by the Underlyings.

- You do not seek an investment for which there will be an active secondary market.

- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

- You believe that the Official Closing Price of at least one Underlying will be below its Coupon Trigger on most or all of the Coupon Observation Dates and the Final Price of the Least Performing Underlying will be below its Barrier Price.

- You believe that the Contingent Coupons, if payable, will not provide you with your desired return.

- You seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

- You are unwilling to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not automatically called and the Reference Return of the Least Performing Underlying is less than -30%.

- You seek an investment that provides full return of principal at maturity.

- You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

- You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the Underlyings or the securities held by the Underlyings.

- You seek an investment for which there will be an active secondary market.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the Underlyings or the securities held by the Underlyings. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "—General Risks Related to the Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee any return of principal and you may lose your entire initial investment.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that if the Notes are not automatically called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will be exposed to any negative Reference Return of the Least Performing Underlying on a 1-to-1 basis, and the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes. You may lose up to 100% of your investment at maturity. Even with any Contingent Coupons, your return on the Notes will be negative.

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the Notes. If the Official Closing Price of **either** Underlying on a Coupon Observation Date is less than its Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Coupon Observation Date. If on each of the Coupon Observation Dates, the Official Closing Price of at least one Underlying is less than its Coupon Trigger, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

Your return on the Notes is limited to the Principal Amount plus the Contingent Coupons, if any, regardless of any appreciation in the price of the Underlyings.

Whether the Notes are called or held to maturity, the maximum payments on the Notes will be the Principal Amount plus the Contingent Coupons, if any, regardless of any appreciation in the prices of the Underlyings, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Underlyings or the securities held by the Underlyings during the term of the Notes.

You are exposed to the market risk of all of the Underlyings, with respect to both the Contingent Coupons, if any, and the payment at maturity, if any.

Your return on the Notes is not linked to a basket consisting of the 2 Underlyings. Rather, it will be contingent upon the independent performance of each Underlying. Unlike an instrument with a return linked to a basket of underlying assets, in which risk is potentially mitigated and diversified among all the components of the basket, you will be exposed to the risks related to all of the Underlyings. Poor performance by either Underlying over the term of the Notes may negatively affect your return and will not be offset or mitigated by any positive performance by the other Underlying. To receive any Contingent Coupons, each Underlying must close at or above its Coupon Trigger on the applicable Coupon Observation Date. In addition, if the price of either Underlying has decreased below its Barrier Price as of the Final Valuation Date, you will be fully exposed to the decrease in the Least Performing Underlying on a 1-to-1 basis, even if the other Underlyings have appreciated. Under this scenario, the payment at maturity will be less than 75% of the Principal Amount and could be zero. Accordingly, your investment is subject to the market risk of each of the Underlyings.

Because the Notes are linked to the performance of the Least Performing Underlying, you are exposed to greater risks of receiving no Contingent Coupons and sustaining a significant loss on your investment than if the Notes were linked to just one Underlying.

The risk that you will not receive any Contingent Coupons, or that you will suffer a significant loss on your investment, is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of just one Underlying. With 2 Underlyings, it is more likely that one or both of the Underlyings will close below its respective Coupon Trigger on any Coupon Observation Date (including the Final Valuation Date) and below its respective Barrier Price on the Final Valuation Date, than if the Notes were linked to only one Underlying. Therefore, it is more likely that you will not receive any Contingent Coupons, and that you will suffer a significant loss on your investment. In addition, because each Underlying must close above its initial price on a quarterly Coupon

Observation Date in order for the Notes to be called prior to maturity, the Notes are less likely to be called than if the Notes were linked to just one Underlying.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payments to be made on the Notes, including any Contingent Coupon and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called early, the holding period over which you may receive coupon payments could be as little as 12 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the payments due on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the prices of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 5 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such

discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The amount payable on the Notes is not linked to the prices of the Underlyings at any time other than the Coupon Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Prices of the Underlyings on the Coupon Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of either Underlying is greater than or equal to its Coupon Trigger during the term of the Notes other than on a Coupon Observation Date but then decreases on that Coupon Observation Date to a price that is less than its Coupon Trigger, the Contingent Coupon will not be payable for that Coupon Observation Date. Similarly, if the Notes are not called, even if the price of the Least Performing Underlying is greater than or equal to its Barrier Price during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than its Barrier Price, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the price of the Least Performing Underlying prior to such decrease. Although the actual prices of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective prices on the Coupon Observation Dates, whether each Contingent Coupon will be payable and the Payment at Maturity will be based solely on the Official Closing Prices of the Underlyings on the applicable Coupon Observation Dates.

Higher Contingent Coupon Rates or lower Barrier Prices are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the price of an Underlying. The greater the expected volatility with respect to an Underlying on the Pricing Date, the higher the expectation as of the Pricing Date that the price of that Underlying could close below their respective Barrier Price on the Final Valuation Date, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Price or a higher Contingent Coupon Rate) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Barrier Price may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The price of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Least Performing Underlying and the potential to lose some or all of your principal at maturity.

The performance and market value of an Underlying during periods of market volatility may not correlate with the performance of its Underlying Index as well as its net asset value per share.

During periods of market volatility, securities underlying an Underlying may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of that Underlying and its liquidity may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of that Underlying. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of that Underlying. As a result, under these circumstances, the market value of shares of an Underlying may vary substantially from the net asset value per share of that Underlying. For all of the foregoing reasons, the performance of an Underlying may not correlate with the performance of its Underlying Index as well as the net asset value per share of that Underlying, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your Payments on the Notes.

Changes that affect an Underlying or its underlying index may affect the price of that Underlying and the market value of the Notes and the amount you will receive on the Notes.

The policies of the Reference Issuer of an Underlying or the index sponsor of its underlying index, concerning additions, deletions and substitutions of the constituents comprising that Underlying or its Underlying Index, as applicable, and the manner in which the Reference Issuer or the index sponsor takes account of certain changes affecting those constituents held by an Underlying or included in its Underlying Index may affect the price of that Underlying. The policies of the Reference Issuer or the index sponsor with respect to the calculation of an Underlying or its Underlying Index, as applicable, could also affect the price of that Underlying. The Reference Issuer or the index sponsor may discontinue or suspend calculation or dissemination of an Underlying or its Underlying Index, as applicable. Any such actions could affect the price of an Underlying and the value of the Notes.

There are risks associated with an investment in the home construction and oil and gas exploration and production industries.

The securities held by the ITB are issued by companies that are in the home construction industry and the securities held by the XOP are issued by companies that are in the oil and gas exploration and production industry. Therefore, an investment in the Notes may

carry risks similar to a concentrated securities investment in a single industry. Consequently, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting these industries than an investment linked to a more broadly diversified group of issuers.

Although an investment in the Notes will not give holders any ownership or other direct interests in the stocks held by the XOP, the return on the Notes will be subject to certain risks associated with a direct equity investment in companies in the oil and gas exploration and production sector. The stocks of companies in the oil and gas sector are subject to swift price fluctuations. The issuers of the stocks held by the XOP develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to oil and gas production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for oil and gas products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in this sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies' products or services or for oil and gas products and services in general, as well as negative developments in these other areas, would adversely impact the prices of the stocks held by the XOP, the market price of the XOP, and the value of the Notes.

The home construction industry may be significantly affected by changes in government spending, zoning laws, general economic conditions, interest rates, commodity prices, consumer confidence and spending, taxation, demographic patterns, real estate values, overbuilding, housing starts, and new and existing home sales. Rising interest rates, reductions in mortgage availability to consumers, increasing foreclosure rates or increases in the costs of owning a home could reduce the market for new homes and adversely affect the profitability of home construction companies. Certain segments of the home construction industry can be significantly affected by environmental clean-up costs and catastrophic events such as earthquakes, hurricanes, tornadoes and terrorist acts. Home construction companies may lack diversification, due to ownership of a limited number of properties and concentration in a particular geographic region or property type.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Least Performing Underlying relative to its Initial Price. We cannot predict the Official Closing Price of any of the Underlyings on any Coupon Observation Date or Call Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of any of the Underlyings or return on the Notes.

The table and examples below illustrate how the Contingent Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given certain hypothetical prices of the Least Performing Underlying. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples assume the following:

▶	Principal Amount:	$1,000
▶	Hypothetical Initial Price of each Underlying:	$100.00*
▶	Hypothetical Barrier Price of each Underlying:	$70.00, 70% of the Initial Price
▶	Hypothetical Coupon Trigger of each Underlying:	$70.00, 70% of the Initial Price
▶	Contingent Coupon Rate:	10.10% per annum (2.525% for each quarter in which it is payable). If the Official Closing Price of each Underlying on *every* Coupon Observation Date is greater than or equal to its Coupon Trigger, the Contingent Coupon paid over the term of the Notes would total $303.00 per $1,000 Principal Amount of the Notes.

* The hypothetical Initial Price of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Price of either Underlying. The actual Initial Price of each Underlying are set forth on page PS-3 of this pricing supplement.

Summary of the Examples**

	Notes Are Called on a Coupon Observation Date	Notes Are Not Called on Any Coupon Observation Date	
	Example 1	Example 2	Example 3
Initial Price of each Underlying	$100.00	$100.00	$100.00
Barrier Price of each Underlying	$70.00	$70.00	$70.00
Coupon Trigger of each Underlying	$70.00	$70.00	$70.00
Official Closing Price / Percentage Change on the First Coupon Observation Date	$75.00/-25.00%	$60.00/-40.00%	$65.00/-35.00%
Official Closing Price / Percentage Change on the Second Coupon Observation Date	$80.00/-20.00%	$60.00/-40.00%	$65.00/-35.00%
Official Closing Price / Percentage Change on the Third Coupon Observation Date	$80.00/-20.00%	$60.00/-40.00%	$65.00/-35.00%
Official Closing Price / Percentage Change on the Fourth Coupon Observation Date	$85.00/-15.00%	$60.00/-40.00%	$65.00/-35.00%
Official Closing Price / Percentage Change on the Fifth Coupon Observation Date	$85.00/-15.00%	$65.00/-35.00%	$65.00/-35.00%
Official Closing Price / Percentage Change on the Sixth Coupon Observation Date	$90.00/-15.00%	$85.00/-15.00%	$65.00/-35.00%
Official Closing Price / Percentage Change on the Seventh Coupon Observation Date	$105.00/5.00%	$75.00/-25.00%	$65.00/-35.00%
Official Closing Price / Percentage Change on the Eighth Coupon Observation Date	N/A	$60.00/-40.00%	$65.00/-35.00%
Official Closing Price / Percentage Change on the Ninth Coupon Observation Date	N/A	$65.00/-35.00%	$65.00/-35.00%
Official Closing Price / Percentage Change on the Tenth Coupon Observation Date	N/A	$65.00/-35.00%	$65.00/-35.00%
Official Closing Price / Percentage Change on the Eleventh Coupon Observation Date	N/A	$85.00/-15.00%	$65.00/-35.00%
Official Closing Price / Percentage Change on the Final Valuation Date	N/A	$80.00/-20.00%	$65.00/-35.00%
Contingent Coupon Payment Amounts Prior to Maturity or Automatic Call	6 x $25.25 = $151.50	3 x $25.25 = $75.75	0 x $25.25 = $0.00
Payment if Notes are Called	$1,025.25	N/A	N/A
Payment at Maturity	N/A	$1,025.25	$1,000 + $1,000 x -35.00% = $650.00
Return of the Notes	17.675%	10.10%	-35.00%

** The table above illustrates, on any given Coupon Observation Date or the Final Valuation Date, the hypothetical price and percentage change of the Underlying with the greatest decline compared to its Initial Price (or, if none have declined on such date, the smallest increase).

Example 1—The Official Closing Price of each Underlying on the seventh Coupon Observation Date is greater than or equal to its Initial Price and each Underlying closed at or above its Coupon Trigger (but below its Initial Price) on the six prior Coupon Observation Dates.

Underlying	Initial Price	Final Price
ITB	$100.00	$130.00 (130.00% of Initial Price)
XOP	$100.00	$120.00 (120.00% of Initial Price)

Payment upon the call:	**$1,025.25**

Because the Official Closing Price of each Underlying on the seventh Coupon Observation Date is at or above its Initial Price, the Notes will be called and you will receive $1,025.25 per Note, reflecting the Principal Amount plus the Contingent Coupon. When added to the Contingent Coupon payments of $151.50 received in respect of the prior Coupon Observation Dates, we will have paid you a total of $1,176.75 per Note, resulting in a 17.675% return on the Notes. No extra payment will be made on account of the Official Closing Price of each Underlying being greater than its Initial Price.

Example 2— The Notes are not called, the Final Price of the Least Performing Underlying is greater than or equal to its Barrier Price, and each Underlying closed at or above its Coupon Trigger (but below its Initial Price) on three of the Coupon Observation Dates prior to the Final Valuation Date.

Underlying	Initial Price	Final Price
ITB	$100.00	$80.00 (80.00% of Initial Price)
XOP	$100.00	$85.00 (85.00% of Initial Price)

The ITB is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-20.00%
Final Settlement Value:	**$1,025.25**

Because the Notes are not called and the Final Price of the Least Performing Underlying is greater than or equal to its Barrier Price, you will receive $1,000 per $1,000 in Principal Amount plus the final Contingent Coupon, calculated as follows:

Payment at Maturity = $1,000 + $25.25 = $1,025.25

When added to the previous four Contingent Coupon payments of $101.00 received in respect of prior Coupon Observation Dates, we will have paid you a total of $1,126.25 per Note, resulting in a 12.625% return on the Notes.

Example 3— The Notes are not called, the Final Price of the Least Performing Underlying is less than its Barrier Price, and the Least Performing Underlying did not close at or above its Coupon Trigger on any Coupon Observation Date.

Underlying	Initial Price	Final Price
ITB	$100.00	$65.00 (65.00% of Initial Price)
XOP	$100.00	$85.00 (85.00% of Initial Price)

The ITB is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-35.00%
Final Settlement Value:	**$650.00**

Because the Notes are not called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will receive $650.00 per $1,000 in Principal Amount, calculated as follows:

Payment at Maturity = $1,000 + ($1,000 x -35.00%) = $650.00

Because there was no Contingent Coupon payable in respect of the prior Coupon Observation Dates, we will pay you a total of $650.00, resulting in a -35.00% return on the Notes.

If the Notes are not called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will be exposed to any decrease in the price of the Least Performing Underlying on a 1:1 basis and could lose up to 100% of your principal at maturity.

INFORMATION RELATING TO THE UNDERLYINGS

Description of the iShares U.S. Home Construction ETF

The iShares U.S. Home Construction ETF (the "ITB") is an investment portfolio maintained and managed by iShares Trust. BFA is the investment advisor to the iShares® Transportation Average ETF. The iShares® Transportation Average ETF is an exchange traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "ITB."

iShares Trust is a registered investment company that consists of numerous separate investment portfolios, including the iShares® Transportation Average ETF. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's web site at http://www.sec.gov.

Investment Objective and Strategy

The ITB seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Dow Jones U.S. Select Home Construction Index (the "DJSHMB"). The ITB generally invests at least 90% of its assets in securities of the DJSHMB and depositary receipts representing securities of the DJSHMB. The ITB may invest the remainder of its assets in securities not included in its DJSHMB but which BFA believes will help the ITB track the DJSHMB, and in futures, options and swap contracts, cash and cash equivalents, including shares of money market funds advised by BFA or affiliates. The returns of the ITB may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The ITB uses a "representative sampling" strategy (as described below under "—Representative Sampling") to track the DJSHMB. In addition, in order to improve its portfolio liquidity and its ability to track the DJSHMB, the ITB may invest up to 10% of its assets in futures contracts, options on futures contracts, other types of options, and swaps related to the index as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

Representative Sampling

The ITB pursues a "representative sampling" indexing strategy in attempting to track the performance of the DJSHMB, and generally does not hold all of the equity securities included in the ITB. The ITB invests in a representative sample of securities in the DJSHMB. Securities selected have aggregate investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the DJSHMB.

Correlation

The DJSHMB is a theoretical financial calculation, while the ITB is an actual investment portfolio. The performance of the ITB and the DJSHMB will vary somewhat due to transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the ITB's portfolio and the DJSHMB resulting from ITB's use of representative sampling or from legal restrictions (such as diversification requirements) that apply to the ITY but not to the DJSHMB. BFA expects that, over time, the correlation between the ITB's performance and that of the DJSHMB, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The ITB, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is an indexing strategy in which a fund invests in substantially all of the securities in its underlying inde in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The ITB concentrates (i.e., hold 25% or more of its total assets) its investments to approximately the same extent that the DJSHMB concentrates in the stocks of the transportation industry. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Description of the DJSHMB

The DJSHMB was first calculated on April 28, 2006, with a base value retrospectively set at 1,000 as of December 31, 1991. The DJSHMB is calculated, published and disseminated daily by S&P Dow Jones Indices LLC ("S&P") and measures the performance of the home construction sector of the U.S. equity market. The DJSHMB includes stocks from an index universe of common stocks of companies in the Dow Jones U.S. Broad Stock Market Index based on a proprietary classification system used by S&P. Companies classified as Building Materials & Fixtures, Furnishings, and Home Improvement Retailers meeting the minimum market capitalization requirements will be included in the DJSHMB if the majority of revenues are sourced from residential home construction and remodel related business activities. On the last business day of the month prior to the quarterly rebalancing, a nonconstituent company must have float-adjusted market capitalization of at least $500 million to enter the DJSHMB. If a company is already an index constituent, its float-adjusted market capitalization must be at least $100 to remain in the DJSHMB. At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the DJSHMB. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the DJSHMB. S&P will provide up to five days advance notification of a deletion between rebalancings due to ownership restrictions.

Historical Performance of the iShares U.S. Home Construction ETF ("ITB")

The follow ing table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Underlying for each quarter in the period from January 1, 2008 through February 8, 2018. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Underlying should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	21.57	14.07	20.09	March 31, 2013	24.71	21.16	23.89
June 30, 2008	22.37	14.28	14.28	June 30, 2013	26.05	21.76	22.38
September 30, 2008	19.75	12.65	17.96	September 30, 2013	23.61	20.52	22.34
December 31, 2008	18.15	7.05	9.90	December 31, 2013	24.84	21.10	24.84
March 31, 2009	11.00	6.48	8.74	March 31, 2014	26.45	23.62	24.22
June 30, 2009	11.78	8.74	9.80	June 30, 2014	24.8	23.03	24.8
September 30, 2009	13.71	9.00	12.31	September 30, 2014	25.10	22.14	22.49
December 31, 2009	12.74	11.05	12.01	December 31, 2014	26.08	21.26	25.88
March 31, 2010	13.84	12.01	13.55	March 31, 2015	28.26	24.48	28.23
June 30, 2010	15.67	11.22	11.22	June 30, 2015	28.61	25.92	27.45
September 30, 2010	12.11	10.80	12.05	September 30, 2015	29.74	25.71	26.10
December 31, 2010	13.50	11.20	13.18	December 31, 2015	28.97	26.10	27.10
March 31, 2011	14.25	12.96	13.24	March 31, 2016	27.10	21.86	27.08
June 30, 2011	13.64	12.03	12.7	June 30, 2016	28.26	26.04	27.65
September 30, 2011	13.07	8.86	8.95	September 30, 2016	29.69	27.15	27.55
December 31, 2011	12.01	8.45	11.88	December 31, 2016	29.08	25.2	27.48
March 31, 2012	15.37	11.88	14.72	March 31, 2017	32.52	27.48	31.98
June 30, 2012	16.80	13.65	16.8	June 20, 2017	34.05	31.59	33.94
September 30, 2012	20.58	15.93	19.36	September 30, 2017	36.55	33.17	36.55
December 31, 2012	21.45	18.95	21.16	December 31, 2017	43.92	36.55	43.72
				February 8, 2018*	46.25	39.33	39.33

* This pricing supplement includes information for the first calendar quarter of 2018 for the period from January 1, 2018 through February 8, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for first calendar quarter of 2018.

The graph below illustrates the daily performance of this Underlying from January 1, 2008 through February 8, 2018 based on closing price information from the Bloomberg Professional® service. ***Past performance of this Underlying is not indicative of its future performance.***



Description of the SPDR® S&P® Oil & Gas Exploration ETF ("XOP")

The XOP is an investment portfolio maintained and managed by SSgA Funds Management, Inc. ("SSFM"). The XOP trades on the NYSE Arca under the ticker symbol "XOP." The inception date of the SPDR® S&P Oil & Gas Exploration and Production ETF is June 19, 2006. Prior to January 8, 2007, the XOP was known as the SPDR® Oil & Gas Exploration & Production ETF.

Information provided to or filed with the SEC by the SPDR® Series Trust under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1064642 through the SEC's website at http://www.sec.gov. Additional information about SSFM and the XOP may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not made any independent investigation as to the accuracy or completeness of such information.

The XOP seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Oil & Gas Exploration & Production Select Industry® Index. The underlying index represents the oil and gas exploration and production sub-industry portion of the S&P Total Market Index ("S&P TMI"), an index that measures the performance of the U.S. equity market. The XOP is composed of companies that are in the oil and gas sector exploration and production. As of January 25, 2018, there were 68 oil and gas exploration and production sector companies included in the XOP. As of December 31, 2017, no single company represented more than 2.10% of the XOP's holdings. The returns of the XOP may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The XOP utilizes a "replication" investment approach in attempting to track the performance of the underlying index. The XOP typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. XOP will normally invest at least 80% of its total assets in common stocks that comprise the underlying index.

The information above was compiled from the SPDR® website. We have not independently investigated the accuracy of that information. Information contained in the SPDR® website is not incorporated by reference in, and should not be considered a part of, this document.

The Underlying Index

We have derived all information contained in this document regarding the underlying index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, SSFM.

The underlying index is an equal-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the Nasdaq Global Select Market, and the Nasdaq Capital Market. Each of the component stocks in the underlying index is a constituent company within the oil and gas exploration and production sub-industry portion of the S&P TMI.

To be eligible for inclusion in the underlying index, companies must be in the S&P TMI, must be included in the relevant Global Industry Classification Standard (GICS) sub-industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

1. float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

2. float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.

Eligibility factors include:

Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the underlying index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the underlying index at each rebalancing.

Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the underlying index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the underlying index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the underlying index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the underlying index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Takeover Restrictions: At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the underlying index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the underlying index.

Turnover: S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the underlying index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the underlying index will not be deleted unless ongoing conditions warrant a change in the composition of the underlying index.

SPDR® Oil & Gas Exploration & Production ETF ("XOP")

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Underlying for each quarter in the period from January 1, 2008 through February 8, 2018. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Underlying should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	55.83	44.79	53.73	March 31, 2013	62.10	54.07	60.49
June 30, 2008	71.31	53.73	70.15	June 30, 2013	62.61	54.71	58.18
September 30, 2008	70.93	42.68	44.83	September 30, 2013	66.47	58.18	65.89
December 31, 2008	44.83	22.97	29.64	December 31, 2013	72.74	65.02	68.53
March 31, 2009	33.48	23.41	26.60	March 31, 2014	71.83	64.04	71.83
June 30, 2009	38.25	26.60	31.72	June 30, 2014	83.45	71.19	82.28
September 30, 2009	39.61	28.51	38.62	September 30, 2014	82.28	68.83	68.83
December 31, 2009	43.36	36.91	41.21	December 31, 2014	68.83	42.75	47.86
March 31, 2010	44.07	39.22	42.13	March 31, 2015	53.94	42.55	51.66
June 30, 2010	45.82	38.57	38.99	June 30, 2015	55.63	46.43	46.66
September 30, 2010	42.85	38.05	42.26	September 30, 2015	46.66	31.71	32.84
December 31, 2010	52.71	42.18	52.69	December 31, 2015	40.53	28.64	30.22
March 31, 2011	64.50	52.69	64.50	March 31, 2016	30.96	23.60	30.35
June 30, 2011	64.97	54.71	58.78	June 30, 2016	37.50	29.23	34.81
September 30, 2011	65.24	42.80	42.80	September 30, 2016	39.12	32.75	38.46
December 31, 2011	57.56	39.99	52.69	December 31, 2016	43.42	34.73	41.42
March 31, 2012	61.34	52.67	56.91	March 31, 2017	42.21	35.17	37.44
June 30, 2012	57.85	45.20	50.40	June 20, 2017	37.89	30.17	31.92
September 30, 2012	59.35	48.73	55.69	September 30, 2017	34.37	29.09	34.09
December 31, 2012	57.38	50.69	54.07	December 31, 2017	37.64	32.25	37.18
				February 8, 2018*	39.85	32.38	32.38

* This pricing supplement includes information for the first calendar quarter of 2018 for the period from January 1, 2018 through February 8. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for first calendar quarter of 2018.

The graph below illustrates the daily performance of this Underlying from January 1, 2008 through February 8, 2018 based on closing price information from the Bloomberg Professional® service. *Past performance of this Underlying is not indicative of its future performance.*



EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this pricing supplement except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of each Underlying, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.00% per $1,000 Principal Amount and structuring fees of up to 0.25% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and structuring fees exceed 2.25% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

No Prospectus (as defined in Directive 2003/71/EC, as amended (the "Prospectus Directive")) will be prepared in connection with these Notes. Accordingly, these Notes may not be offered to the public in any member state of the European Economic Area (the "EEA"), and any purchaser of these Notes who subsequently sells any of these Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression "offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a "retail investor" means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended ("MiFID II"); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the "PRIIPs Regulation"), for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described herein. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether the Underlyings or any of the entities whose stock is owned by the Underlyings would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the Underlyings or one or more of the entities whose stock is owned by the Underlyings were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlyings and the entities whose stock is owned by the Underlyings and consult your tax advisor regarding the possible consequences to you if an Underlying or one or more of the entities whose stock is owned by an Underlying is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding. A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Foreign Account Tax Compliance Act. The Internal Revenue Service has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the Notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.

TABLE OF CONTENTS

HSBC USA Inc.

$3,083,000 Autocallable Contingent Income Barrier Notes Linked to the Least Performing of iShares U.S. Home Construction ETF and the SPDR® Oil & Gas Exploration & Production ETF

February 8, 2018

Pricing Supplement